Exhibit 99.3

AMENDMENT TO THE
SMARTKEM, INC.
2021 EQUITY INCENTIVE PLAN
Dated: June 23, 2026

WHEREAS, the Board of Directors (the “Board”) of SmartKem, Inc., a Delaware corporation (the “Company”) heretofore established the SmartKem, Inc. 2021 Equity Inventive Plan (as amended, the “Plan”);

WHEREAS, after giving effect to increases in accordance with the “evergreen” provisions of the Plan, the maximum number of shares of common stock of the Company (“Common Stock”) currently available for grants of “Awards” (as defined under the Plan) (not counting shares of Common Stock that have previously been issued pursuant to the Plan or that are the subject of outstanding Awards under the Plan), is 1,643,692;

WHEREAS, to ensure that a sufficient number of shares of Common Stock are available under the Plan to properly incentivize those eligible to participate in the Plan, including future eligible participants, the Board believes it to be in the best interests of the Company and its shareholders to increase the number of shares of Common Stock available for grants of Awards thereunder to 2,144,622 shares (such additional shares, the “Additional Reserved Shares”), not counting shares of Common Stock that have previously been issued pursuant to the Plan or that are the subject of outstanding Awards under the Plan;

WHEREAS, the Board further believes it to be in the best interests of the Company and its shareholders that all such Additional Reserved Shares be available for grants of Incentive Stock Options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended; and

WHEREAS, Section 19 of the Plan authorizes the Board to amend the Plan, subject to stockholder approval to the extent that such approval is required by applicable law.

NOW, THEREFORE, subject to approval of the Company’s stockholders, the Plan is hereby amended as follows:

1.	Effective the date hereof, Section 3(a) of the Plan is hereby amended in its entirety, to read as follows:

“(a) Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan and the automatic increase set forth in Section 3(b), the maximum aggregate number of Shares that may be issued under the Plan is 2,144,622 Shares. In addition, Shares may become available for issuance under the Plan pursuant to Sections 3(b) and 3(c). The Shares may be authorized, but unissued, or reacquired Common Stock.”

2.	Effective for Fiscal Years (as defined by the Plan) beginning on and after January 1, 2027, Section 3(b) of the Plan is hereby amended in its entirety, to read as follows:

“(b) Automatic Share Reserve Increase. Subject to the provisions of Section 14 of the Plan, the number of Shares available for issuance under the Plan will be increased annually on the first day of each Fiscal Year in an amount equal to the least of (i) four percent (4%) of the outstanding Shares (or of the outstanding shares of common stock of any successor to the Company) on the last day of the immediately preceding Fiscal Year; or (ii) such number of Shares determined by the Administrator no later than the last day of the immediately preceding Fiscal Year.”

IN WITNESS WHEREOF, the undersigned has executed this Amendment as evidence of its adoption by the Board of Directors of the Company on the date set forth above.

SMARTKEM, INC.

	By:	/s/ Ian Jenks
		Name:	Ian Jenks
		Title:	Chief Executive Officer
Date: June 23, 2026